# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sterling Bancorp, Inc (SBT), CIK 0001680379
CUSIP: 85917W102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: One Towne Square, Suite 1900, Southfiled, Michigan (MI), 48076
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001171520-21-000074
Filed by CIK 0001599170

## Reporting persons
- FJ Capital Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 4,002,428; shared dispositive power 3,512,000; aggregate amount beneficially owned 4,002,428 (7.65% of the class)
  Comment: Relating to items 6 and 9: Consists of 3,365,774 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 146,226 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 490,428 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
  
  Relating to item 8: Consists of 3,365,774 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 146,226 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- Financial Opportunity Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 3,365,774; shared dispositive power 3,365,774; aggregate amount beneficially owned 3,365,774 (6.44% of the class)
  Comment: Relating to items 6, 8, and 9: Consists of 3,365,774 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.
- Financial Opportunity Long/Short Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 146,226; shared dispositive power 146,226; aggregate amount beneficially owned 146,226 (0.28% of the class)
  Comment: Relating to items 6, 8 and 9: Consists of 146,226 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC.
- Martin Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 4,002,428; shared dispositive power 3,512,000; aggregate amount beneficially owned 4,002,428 (7.65% of the class)
  Comment: Relating to items 6 and 9: Consists of 3,365,774 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 146,226 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, 490,428 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which FJ Capital Management LLC is the sub-investment advisor. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
  
  Relating to item 8: Consists of 3,365,774 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 146,226 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.
- Bridge Equities XIV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 490,428; shared dispositive power 490,428; aggregate amount beneficially owned 490,428 (0.94% of the class)
  Comment: Relating to items 6, 8 and 9: Consists of 490,428 shares of common stock of the Issuer held by Bridge Equities XIV LLC.
- SunBridge Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 490,428; shared dispositive power 490,428; aggregate amount beneficially owned 490,428 (0.94% of the class)
  Comment: Relating to items , 8 and 9: Consists of 490,428 shares of common stock of the Issuer held by Bridge Equities XIV, LLC of which SunBridge Manager, LLC is the Managing Member; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares.
- SunBridge Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 490,428; shared dispositive power 490,428; aggregate amount beneficially owned 490,428 (0.94% of the class)
  Comment: Relating to items 6, 8 and 9: Consists of 490,428 shares of common stock of the Issuer held by Bridge Equities XIV, LLC, of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.
- White Oak Legacy, Inc: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); member of a group; shared voting power 490,428; shared dispositive power 490,428; aggregate amount beneficially owned 490,428 (0.94% of the class)
  Comment: Relating to items 6, 8 and 9: Consists of 490,428 shares of common stock of the Issuer held by Bridge Equities XIV of which SunBridge Manager, LLC is the Managing Member. SunBridge Holdings, LLC is the Managing Member of SunBridge Manager, LLC. White Oak Legacy, Inc., is the Manager of SunBridge Holdings, LLC; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership

## Item 1. Issuer
Name of issuer: Sterling Bancorp, Inc (SBT)
Address of issuer's principal executive offices: One Towne Square, Suite 1900, Southfield, MI 48076

## Item 2. Person Filing
Name of person filing:
FJ Capital Management LLC
Financial Opportunity Fund LLC
Financial Opportunity Long/Short Fund LLC
Bridge Equities XIV, LLC
Martin Friedman
SunBridge Manager, LLC
SunBridge Holdings, LLC
White Oak Legacy, Inc
Address of principal business office or, if none, residence:
FJ Capital Management, LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Financial Opportunity Long/Short Fund LLC
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Martin Friedman
7901 Jones Branch Drive, Suite 210
McLean, VA 22102

Bridge Equities XIV, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Manager, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

SunBridge Holdings, LLC
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759

White Oak Legacy, Inc
8171 Maple Lawn Blvd, Suite 375
Fulton, MD 20759
Citizenship:
Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, Bridge Equities XIV, LLC, and FJ Capital Management LLC, SunBridge Manager, LLC, SunBridge Holdings, LLC - Delaware limited liability companies
Martin Friedman - United States citizen
White Oak Legacy, Inc - Maryland corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
FJ Capital Management LLC - 4,002,428 shares
Financial Opportunity Fund LLC - 3,365,774 shares
Financial Opportunity Long/Short Fund LLC - 146,226 shares
Martin Friedman - 4,002,428 shares
Bridge Equities XIV, LLC - 490,428 shares
SunBridge Manager, LLC - 490,428 shares
SunBridge Holdings, LLC - 490,428 shares
White Oak Legacy, Inc - 490,428 shares
Percent of class:
FJ Capital Management LLC - 7.65%
Financial Opportunity Fund LLC - 6.44%
Financial Opportunity Long/Short Fund LLC - 0.28%
Martin Friedman - 7.65%
Bridge Equities XIV, LLC - 0.94%
SunBridge Manager, LLC - 0.94%
SunBridge Holdings, LLC - 0.94%
White Oak Legacy, Inc - 0.94%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
FJ Capital Management LLC - 4,002,428 shares
Financial Opportunity Fund LLC - 3,365,774 shares
Financial Opportunity Long/Short Fund LLC - 146,226 shares
Martin Friedman - 4,002,428 shares
Bridge Equities XIV, LLC - 490,428 shares
SunBridge Manager, LLC - 490,428 shares
SunBridge Holdings, LLC - 490,428 shares
White Oak Legacy, Inc - 490,428 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
FJ Capital Management LLC - 3,512,000 shares
Financial Opportunity Fund LLC - 3,365,774 shares
Financial Opportunity Long/Short Fund LLC - 146,226 shares
Martin Friedman - 3,512,000 shares
Bridge Equities XIV, LLC - 490,428 shares
SunBridge Manager, LLC - 490,428 shares
SunBridge Holdings, LLC - 490,428 shares
White Oak Legacy, Inc - 490,428 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FJ Capital Management LLC: Martin Friedman, Managing Member (05/08/2025)
- Financial Opportunity Fund LLC: FJ Capital Management LLC, its Managing Member (05/08/2025)
- Financial Opportunity Fund LLC: Martin Friedman, Managing Member (05/08/2025)
- Financial Opportunity Long/Short Fund LLC: FJ Capital Management LLC, its Managing Member (05/08/2025)
- Financial Opportunity Long/Short Fund LLC: Martin Friedman, Managing Member (05/08/2025)
- Martin Friedman: Martin Friedman, Managing Member (05/08/2025)
- Bridge Equities XIV, LLC: SunBridge Manager, LLC, its Managing Member (05/08/2025)
- Bridge Equities XIV, LLC: David J. Korotkin, Vice President (05/08/2025)
- SunBridge Manager, LLC: SunBridge Holdings, LLC, its Managing Member (05/08/2025)
- SunBridge Manager, LLC: David J. Korotkin, Vice President (05/08/2025)
- SunBridge Holdings, LLC: White Oak Legacy, Inc, its Managing Member (05/08/2025)
- SunBridge Holdings, LLC: David J. Korotkin, Vice President (05/08/2025)
- White Oak Legacy, Inc: David J. Korotkin, Vice President (05/08/2025)